Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-162677
November 14, 2010

The Company has filed a registration statement, including a prospectus, (Registration No. 333-162677), with the SEC for the offering to which this communication relates.   Before you invest, you should read the prospectus in that registration statement, together with the prospectus supplement to be prepared and filed with the SEC in connection with the offering to which this communication relates, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the base prospectus, the prospectus supplement (when available), and any other offering documents if you request them by calling (604) 638-5050.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, Units  pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), deals at arm’s length with the Company; is not affiliated with the Company, the Underwriters or a subsequent holder of the Shares and Warrants; and holds the Shares and Warrants as capital property (a “Holder”).  Generally, the Shares and Warrants will be capital property to a Holder provided the Holder does not acquire or hold those Shares or Warrants in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (collectively, the “Tax Proposals”) and assumes all Tax Proposals will be enacted in the form proposed. There is no certainty that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in laws or administrative policy or assessing practice whether by judicial, regulatory, administrative or legislative decision or action nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser of Units.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, purchasers should consult their own tax advisors regarding the income tax consequences of purchasing Units based on their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This portion of the summary is not applicable to a Holder that is a “specified financial institution”; a Holder an interest in which is a “tax shelter investment”; a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; or a Holder that has made a “functional currency” reporting election, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Acquisition of Shares and Warrants

A Resident Holder must allocate the total purchase price of Cdn.$0.28 for a Unit on a reasonable basis between the Share and the Warrant to determine the cost of each for its purposes under the Tax Act. For its own purposes, the Company intends to allocate Cdn.$0.08 to the Warrant and Cdn.$0.20 to the Share of the $0.28 issue price of each Unit for its purposes under the Tax Act. Although the Company believes its allocation is reasonable, it is not binding on the Resident Holder or the CRA. The Resident Holder’s adjusted cost base of the Share comprising a part of each Unit will be determined by averaging the cost allocated to the Share with the adjusted cost base to the Resident Holder of all other Shares owned by the Resident Holder (other than certain Shares acquired under the Company’s employee stock option plan, if any) immediately prior to such acquisition.

Exercise of Warrants

Where a Resident Holder exercises a Warrant to acquire a Share, no gain or loss will arise for purposes of the Tax Act. The Resident Holder’s cost of the Share acquired on the exercise of the Warrant will be equal to the adjusted cost base of the Warrant and the exercise price paid for the Share. The Resident Holder’s adjusted cost base of the Share acquired on the exercise of the Warrant will be determined by averaging the cost allocated to the Share with the adjusted cost base to the Resident Holder of all other Shares owned by the Resident Holder (other than certain Shares acquired under the Company’s employee stock option plan, if any) immediately prior to such acquisition.

Disposition and Expiry of Warrants

On a disposition or deemed disposition of a Warrant (other than on the exercise thereof), a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Warrant immediately before the disposition or the deemed disposition. If an unexercised Warrant expires, the Resident Holder will realize a capital loss equal to the Resident Holder’s adjusted cost base of the unexercised, expired Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail under the heading “Dispositions of Shares”.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by us as “eligible dividends” in accordance with the provisions of the Tax Act.  Although the Company currently anticipates that all dividends to Resident Holders will be designated as “eligible dividends”, it is possible that such dividends may not be so designated. A dividend received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 331⁄3% under Part IV of the Tax Act on dividends received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of a Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Share immediately before the disposition or the deemed disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Share may be reduced by the amount of dividends received or deemed to have been received by it on such share, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received in respect of the Shares (but not dividends that are deductible in computing taxable income).

Alternative Minimum Tax

Capital gains realized on the disposition of Shares or Warrants by a Resident Holder who is an individual or a trust may give rise to a liability to pay alternative minimum tax.

Eligibility for Investment

The Shares would, if issued on the date hereof and listed on a “designated stock exchange”, as defined in the Tax Act, (which includes the TSX) be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan (collectively, the “Deferred Plans”) and a tax-free savings account (“TFSA”).

If the Shares are qualified investments for Deferred Plans and a TFSA, generally the Warrants should also be qualified investments for Deferred Plans and a TFSA.

Notwithstanding that the Shares or Warrants may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Shares or Warrants held in the TFSA if such Shares or Warrants are a “prohibited investment” for that TFSA.  The Shares and Warrants will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Shares in a business carried on in Canada (a “Non-Resident Holder”).  Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States and is entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Share or Warrant, unless the Share or Warrant is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Shares or any other class of our shares and more than 50% of the fair market value of the Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada,(ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists.

If the Shares constitute taxable Canadian property of a particular Non-Resident Holder, the Warrants will also constitute taxable Canadian property of that Non-Resident Holder.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares may be deemed to be taxable Canadian property. Non-Resident Holders whose Shares constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this document, the acquisition, ownership, and disposition of  Common Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of  Warrant Shares received on exercise of the Warrants.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Units, Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this document.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Common Shares, Warrants and Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed),  published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Units, Common Shares, Warrants or Warrant Shares acquired pursuant to this document that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units, Common Shares, Warrants or Warrant Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Units, Common Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Units, Common Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Units, Common Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Units, Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units, Common Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Units, Common Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Common Shares, Warrants or Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of an “investment unit” consisting of two components:  a component consisting of one Common Share and a component consisting of one Common Share and 0.65 of a Common Share purchase warrant.  The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder.  This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the one Common Share and 0.65 of a Common Share purchase warrant that comprise each Unit.

For this purpose, the Company will allocate Cdn.$0.20 of the purchase price for the Unit to the Common Share and Cdn$0.08 of the purchase price for each Unit to the 0.65 of a Common Share purchase warrant.  However, the IRS will not be bound by the Company’s allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above.  Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share).  A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  Subject to the “passive foreign investment company” (or “PFIC”, as defined below) rules discussed below, a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company).  (See more detailed discussion of the rules applicable to distributions made by the Company at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares – Distributions on Common Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares and Warrant Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares.  (See “ Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares” below).  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares or Warrant Share will constitute ordinary dividend income.  Dividends received on Common Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” as defined under Section 1(h)(11) of the Code (a “QFC”) and certain holding period requirements for the Common Shares or Warrant Shares are met.  The Company generally will be a QFC if the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares or Warrant Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.  (See the section below under the heading “Passive Foreign Investment Company Rules”).

If a U.S. Holder fails to qualify for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Units, Common Shares, Warrants, and Warrant Shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC for the tax year ended December 31, 2009, and based on current business plans and financial expectations, the Company does not expect to be a PFIC for the current tax year.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this communication. Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our Units, Common Shares, Warrants, or Warrant Shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of our Common Shares or Warrant Shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner.  Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Units or the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.  Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Units, Common Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that the Company or any Subsidiary PFIC is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit.  The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares or Warrant Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their Units, Common Shares, Warrants, and Warrant Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Units, Common Shares, Warrants, and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.